UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Solvita Homes Corp

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Wyoming
>
> ***Date of organization***
> October 29, 2021

Physical address of issuer
1309 Coffeen Ave., Suite 1200, Sheridan, WY 82801

Website of issuer
www.SolvitaHomes.com

Name of intermediary through which the Offering will be conducted
Equity St.

CIK number of intermediary
0001799563

SEC file number of intermediary
021-357691

CRD number, if applicable, of intermediary
319192

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Type of security offered
Common Shares

Target number of Securities to be offered
500,000

Price (or method for determining price)
$1.00

Target offering amount
$500,000.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 15, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$500.00	$0.00
Cash & Cash Equivalents	$500.00	$1.00
Accounts Receivable	$500.00	$1.00
Short-term Debt	$1.00	$1.00
Long-term Debt	$1.00	$1.00
Revenues/Sales	$500.00	$1.00
Cost of Goods Sold	$500.00	$1.00
Taxes Paid	$1.00	$1.00
Net Income	$1.00	$1.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 15, 2022

FORM C

Up to $5,000,000.00

Solvita Homes Corp

Common Shares

   This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Solvita Homes Corp, a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Shares of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $500,000.00 and up to $4,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

   The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

   The Offering is being made through Equity St. (the "Intermediary"). The Intermediary will be entitled to receive 3.0% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100,000.00	$3,000.00	$97,000.00
Aggregate Minimum Offering Amount	$500,000.00	$15,000.00	$485,000.00

Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 3.0% of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.SolvitaHomes.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 15, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR

DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in

light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
    The Property...10
    The Offering...10
RISK FACTORS 11
    Risks Related to the Company's Business and Industry 11
    Risks Related to the Securities...20
PROPERTY AND THE BUSINESS...23
    Description of the Property 23
    Business Plan 25
    Litigation 25
    Other...25
USE OF PROCEEDS 25
DIRECTORS, OFFICERS AND EMPLOYEES 27
    Directors...27
    Officers of the Company 27
    Employees 29
CAPITALIZATION AND OWNERSHIP 29
    Capitalization 29
    Ownership 30
FINANCIAL INFORMATION 30
    Operations 30
    Liquidity and Capital Resources 30
    Capital Expenditures and Other Obligations...31
    Material Changes and Other Information 31
    Trends and Uncertainties..31
THE OFFERING AND THE SECURITIES 31
    The Offering...31

The Securities..32
Voting and Control..33
Anti-Dilution Rights...33
Restrictions on Transfer 34
Other Material Terms...34
TAX MATTERS..34
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 35
Related Person Transactions 35
Conflicts of Interest...35
OTHER INFORMATION 35
Bad Actor Disclosure 35
EXHIBITS 37

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.SolvitaHomes.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions

of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Solvita Homes Corp (the "Company") is a Wyoming Corporation, formed on October 29, 2021.

The Company is located at 1309 Coffeen Ave., Suite 1200, Sheridan, WY 82801.

The Company's website is www.SolvitaHomes.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Acquired Asset*	TBD	SFR Winter Home Interests

*As of the date of this Form C, the Acquired Asset has not yet been purchased. The proceeds from the Offering will be used to acquire the Acquired Asset (see Use of Proceeds in this Form C).

The Offering

Minimum amount of Common Shares being offered	500,000
Total Common Shares outstanding after Offering (if minimum amount reached)	6,500,000
Maximum amount of Common Shares being offered	5,000,000
Total Common Shares outstanding after Offering (if Maximum Amount reached)	11,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100,000.00
Offering deadline	December 15, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Wyoming on October 29, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chris J. Favour who is CEO, Managing Director & Chairman of the Company. The Company has or intends to enter into employment agreements with Chris J. Favour although there can be no assurance that it will do so or that he will continue

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to be employed by the Company for a particular period of time. The loss of Chris J. Favour or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Chris J. Favour in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Chris J. Favour dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a

pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Investors in the Company's homes/properties may finance their acquisition with mortgage financing.

Housing/Property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's homes/properties, as well as adversely affect the ability of prospective homebuyers to sell their current homes. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services [and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

We are subject to potential liability due to environmental matters.

Under federal, state and local laws relating to protection of the environment ("Environmental Laws"), a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of petroleum products or other hazardous or toxic substances on the property. These owners may be required to investigate and clean-up the contamination on the property as well as the contamination which has migrated from the property. Environmental Laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of, or was responsible for, the presence of the contamination. This liability may be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. In addition, the owner or operator of a property may be subject to

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claims by third parties based on personal injury, property damage and/or other costs, including investigation and clean-up costs, resulting from environmental contamination. Environmental Laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated. These restrictions may require expenditures. Under the Environmental Laws, any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of investigation or clean-up of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

Our tenants generally are required by their leases to operate in compliance with all applicable Environmental Laws, and to indemnify us against any environmental liability arising from their activities on the properties. However, we could be subject to strict liability by virtue of our ownership interest in the properties. Also, tenants may not satisfy their indemnification obligations under the leases.

We are also subject to the risk that any environmental assessments of our properties may not have revealed all potential environmental liabilities, any prior owner or prior or current operator of these properties may have created an environmental condition not known to us, or an environmental condition may otherwise exist as to any one or more of these properties. Any one of these conditions could have an adverse effect on our results of operations. Moreover, future environmental laws, ordinances or regulations may have an adverse effect on our results of operations and financial condition. Also, the current environmental condition of those properties may be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us.

Competition could limit our ability to operate our business profitably.
Our specific type of real estate business will compete with other similarly situated and better capitalized competitors to attract residents/tenants/customers/purchasers. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our significant competition, we cannot assure you that it will be successful in developing/acquiring/ managing our properties or in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment.

Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business. We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations. Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional

unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We are susceptible to weather and natural disasters.
Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing our properties.

Uninsured losses may adversely affect our business.
We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs.
These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The properties at issue have been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

Climate change may adversely impact our business.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We [own/operate] buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose.

In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses acquiring single family homes that will be securitized with offered common shares to investors. This is critically dependent upon initial investors investing in Solvita Homes providing cash funding ability to this to occur. Substantially all of the capital from investors will be used for the acquisition of, operation and offerings efforts on these acquired assets. We expect as more properties are acquired and subsequent individual homes available for share investment offerings, we will gain substantial momentum in the marketplace. Initially we will be focused on acquisitions growth rather than generating revenue requirements. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through inadequate to sufficiently capture new acquisitions and gain momentum in the marketplace. assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our property acquisitions, developments, renovations or marketing efforts, any of which may materially harm our business and results of operations.

The Property has no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Property has generated no revenue since the date of our inception. Accordingly, the Property has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We depend on third party service providers, suppliers and licensors in the development of the property.

In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations and Markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Chris J. Favour, CEO / Chairman and Mark Nasworthy, CFO / Co-Chair.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the

Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

As of the date of this Form C, the property (the "Acquired Asset") has not yet been purchased. The proceeds from the Offering will be used to acquire the Acquired Asset (see Use of Proceeds in this Form C).

Property Manager

The Company will self-manage the Acquired Asset.

Property Revenue

Solvita Homes will derive revenue for several associated sources of revenue generation. Some of them include:
   Asset Acquisition Fee's
   Disposition Fees
   Management Fees for property operations
   Portal Shares Trading Fees
   Stock discounted liquidation margins
   Value appreciation of owned shares
   Shares Purchase Leverage loans

Property Condition

Each property will be unique in the necessary requirements for improvements and renovations. However, the renovations and improvements that may be included are painting, Interior design upgrades. minor structural improvements, flooring improvements, doors upgrades, window upgrades, landscaping, trim work improvements, appliance upgrades, cabinmate upgrades. roofing

repairs or upgrades, structural wall improvements, minor damage repairs, and other items as deemed necessary for the upgrading standards for Solvita Homes properties.

When necessary to achieve a high standard of quality finishes and property improvements we will seek and obtain necessary approves design, upgrades and municipal permits required to upgrade and improve our properties. Each property will be unique and will require different improvements specific to each property.

Competition

Solvita Homes intends to operate in all 50 states and USA Territories, However we also expect to be primarily invested in the sunbelt locations , such as Florida, Arizona, Texas, California, Hawaii, South Carolina and other locations where snow bird travelers migrate in the winter seasons. The Market in these locations present amazing opportunities for seasonal travelers and long term vacation destination home buyers. As an example, in select areas in Florida, an estimated 50% of SRH's are owned by persons located in other American and foreign locations as their primary residence.

Financing

Solvita Homes will primarily seek to obtain two kinds of leverage financing (1) When appropriate and in the objectives for the acquisition and operation of acquiring properties for which we can offer purchasable ownership shares to investors seeking to participate in ownership of our homes. and (2) we seek to obtain advantageous leverage for our investors behalf when they seek to leverage their purchase of the ownership shares offered on select properties.

Tenants

Regulation

The Company is subject to the following regulations:

General government regulatory restrictions for Solvita Homes are pertinent to the homes ownership regulations concerning property taxation and ownership. We are also regulated by the Securities and Exchange Commission on issuing securities investment for our acquired assets.

Solvita Homes will incur significant costs relating to our securities regulation reporting and management. However we believe this cost is absorbable in relation to the opportunity of conducting our model structure for investors. The cost for each acquired asset is a fixed amount and therefore become a lower percentage of overall cost structure the higher the value of assets acquired.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Chris J. Favour	100.0%

Other Property Information

Business Plan

Please see attached as Exhibit B (Business Plan)

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Other

The Company conducts business in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$15,000	3.00%	$150,000

Campaign marketing expenses or related reimbursement	3.00%	$15,000	3.00%	$150,000
Estimated Attorney Fees	1%	$5,000	1%	$25,000
Estimated Accountant/Auditor Fees	2.50%	$12,500	0.29%	$14,500
General Marketing	5%	$25,000	5%	$250,000
Research and Development	0.05%	$250	0.02%	$750
Manufacturing	0.25%	$1,250	0.02%	$1,000
Equipment Purchases	1.00%	$5,000	0.50%	$25,000
Purchase of Real Property	60%	$300,000	75.00%	$3,750,000
Future Wages	6.00%	$30,000	0.80%	$40,000
Accrued Wages	1.00%	$5,000	0.16%	$7,750
Accrued expenses of managers, officers, directors or employees	3.00%	$15,000	3.50%	$175,000
Repayment of Debt	0.00%	$0	0.50%	$25,000
Repayment of obligations in arrears	0.20%	$1,000	0.12%	$6,000
General Working Capital	12.00%	$60,000	5.60%	$280,000
Misc	2.00%	$10,000	2.00%	$100,000
Total	100.00%	$500,000	100.00%	$5,000,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As necessity may require in accordance with operational management objectives. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris J. Favour

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Managing Director & Chairman: October 29, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Chris Favour has spent more than a quarter century involved in the confluence between the investment securities markets and the commercial Real Estate investment world. Early in his career, Chris worked with Morgan Stanley in the investment securities markets. Following a successful tenure with Morgan Stanley, Mr. Favour became involve in the Commercial Real Estate Private Equity arena managing several investment portfolios of commercial real estate assets. Mr Favour is an innovator in the rapidly growing market of commercial real estate investing online using issued securities as an upgrade to the traditional Real Estate syndication model. Mr Favour is the Founder & Principal Director of Solvita Homes and brings to the market a breadth of experience and knowledge which uniquely positions Solvita Homes to grow into a major influence in the advancement this new and rapidly evolving market opportunity.

Education

BA ,University of Washington, Economics and Business Previous (EXP) SEC Series 7, 63, 65, 31

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris J. Favour

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Managing Director & Chairman: October 29, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Chris Favour has spent more than a quarter century involved in the confluence between the investment securities markets and the commercial Real Estate investment world. Early in his career, Chris worked with Morgan Stanley in the investment securities markets. Following a successful tenure with Morgan Stanley, Mr. Favour became involve in the Commercial Real Estate Private Equity arena managing several investment portfolios of commercial real estate assets. Mr Favour is an innovator in the rapidly growing market of commercial real estate investing online using issued securities as an upgrade to the traditional Real Estate syndication model. Mr Favour is the Founder & Principal Director of Solvita Homes and brings to the market a breadth of experience and knowledge which uniquely positions Solvita Homes to grow into a major influence in the advancement this new and rapidly evolving market opportunity.

Education

BA ,University of Washington, Economics and Business Previous (EXP) SEC Series 7, 63, 65, 31

Name

Mark Nasworth

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO: October 29, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operational financial operations and marketing controls.

Education

Mr. Mark Nasworthy started in real estate and construction forty-seven years ago. Along the way, he has been an Air Force Fighter Pilot, Commercial Airline Captain, development CEO, think-tank coordinator and manager, insurance industry executive, long-term strategic analyst for private equity, and worked with many companies in mergers and acquisitions. Mr. Nasworthy has helped develop numerous businesses from the ground up and has been owner/entrepreneur creating the proper models for success. During his military and airline careers, Mr. Nasworthy managed thousands of people and billions of dollars of assets. His breadth of experience is rarely paralleled and his understanding of the nuances of business success is hard to find.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Shares
Amount outstanding	6,000,000.
Voting Rights	One Share, One Vote
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Shares for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Difference between this security and the Securities issued pursuant to Regulation CF	The Common Shares are the same Securities being issued pursuant to Regulation CF

The Company does not have any outstanding debt.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by one person. That person is Chris J. Favour.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Chris J Favour, CEO / Chairman	100.0%

Following the Offering, the Purchasers will own 7.69% of the Company if the Minimum Amount is raised and 45.45% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Asset Acquisition of SFR Homes that can be Securitized and invested in, Operational Expenses in conjunction with these Acquisitions, Advertising and Marketing of acquired assets, as well as legal and regulatory expenses.   We do not anticipate generating revenue until December 2023.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following:: Including Acquisitions of suitable second SnowBird homes to be underwritten and securitized. Building Sales and Staff the management of acquired homes, Management and operation of Portal

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently do not have any substantial amount of cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Founders Seed Investment

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 of Common Shares (the "Securities") for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $500,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 15, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company

will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100,000.00.

The Offering is being made through Equity St. (https://invest.equityst.com), the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Prime Trust LLC.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of (i) 11,000,000 Common Shares, par value $0.0001 per share, of which 6,500,000 Common Shares will be issued and outstanding, and (ii) 1,000,000 Preferred Shares, par value $0.0001, of which 0 will be issued and outstanding.

Voting and Other Rights

Holders of Common Shares have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Common Shares will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Common Shares upon the following conditions: To be determined by and approved by the Board of Directors. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Favour
(Signature)

Chris Favour
(Name)

CEO, Managing Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris J. Favour
(Signature)

Chris J. Favour
(Name)

CEO, Managing Director
(Title)

2/15/2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Business Plan
Exhibit C   Subscription Agreement

EXHIBIT A

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Solvita Homes Administration
1309 Coffeen Ave Ste. 1200
Sheridan, WY 82801

Report on the Financial Statements

We have audited the accompanying balance sheets of Solvita Homes Corporation as of November 30, 2021 (the year of organization), and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Solvita Homes Corporation of November 30, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully,



John Ramdeen, CPA

December 10, 2021
Seminole, Florida

SOLVITA HOMES CORPORATION

BALANCE SHEET

AS OF NOVEMBER 30, 2021

	USD
CASH	-
ACCT RECEIVABLE (S/H)	-
OTHER CURRENT ASSETS	
SHAREHOLDER LOAN	500
DEPRECIABLE ASSETS	
ACCUMULATED DEPRECIATION	-
OTHER ASSETS	
TOTAL ASSETS	$ 500
ACCT PAYABLE	-
SHAREHOLDER LOANS	-
OTHER CURRENT LIABILITIES	
OTHER LIABILITIES	
COMMON STOCK	500
ADDITIONAL PAID IN CAPITAL	-
NET INCOME	-
DIVIDENDS	
RETAINED EARNINGS	-
TOTAL ASSETS	$ 500

SOLVITA HOMES CORPORATION

INCOME STATEMENT

AS OF DECEMBER 31, 2020

	USD
Income	-
Other Income	-
Total Revenues	-
COGS	
Cost of Goods Sold	-
Total Costs of Good Sold	-
Gross Profits	-
Advertising / Marketing	-
Bank Fees	-
Depreciation	-
Employee Benefits	-
Fuel	-
Insurance	-
Interest	-
Janitorial	-
Meals	-
Miscellaneous	-
Other Taxes	-
Outside Services	-
Profit Sharing / Pension	-
Rents	-
Repair & Maintenance	-
Supplies & Materials	-
Travel	-
Utilities	-
Wages	-
Total Expenses	-
Pre Tax Net Income	-
Corporate Tax	-
Net Income	-

SOLVITA HOMES CORPORATION

STATEMENT OF CASH FLOWS

AS OF NOVEMBER 30, 2021

	USD
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME / (LOSS)	$ -
TOTAL NET INCOME	**-**
ADJUSTMENTS TO NET INCOME	
(INCREASE) / DECREASE	-
TOTAL ADJUSTMENTS	**-**
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**-**
CASH FLOWS FROM INVESTING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**-**
NET INCREASE / (DECREASE) IN CASH	**-**
CASH AT THE BEGINNING OF THE PERIOD	**-**
TOTAL CASH AT THE BEGINNING OF THE PERIOD	**-**
CASH AT THE END OF THE PERIOID	**$ -**

SOLVITA HOMES CORPORATION

STATEMENT OF CHANGES IN OWNERS EQUITY

AS OF NOVEMBER 30, 2021

	USD
REVENUE	
GROSS PROFIT	$ -
	-
OPERATING EXPENSES	
OPERATING INCOME / (LOSS)	-
	-
OTHER INCOME	-
INCOME (LOSS) BEFORE INCOME TAXES	-
INCOME TAX	
NET INCOME	-
RETAINED EARNINGS AT BEGINNING OF PERIOD	
ADJUSTMENTS OF RETAINED EARNINGS	
RETAINED EARNINGS AT END OF PERIOD	-

EXHIBIT B

Business Plan



Business Plan 2022 - 2025

We Are Changing How Destination Homes Are Purchased



And You Can Profit from Our New Investment Opportunity

TABLE OF CONTENTS

EXECUTIVE SUMMARY
> **Market Evolution & Our Vision Forward**
> **Mission Statement**

DESCRIPTION OF BUSINESS
> **Who is Solvita Homes**
>> A: Regulation A+ & CF
>>> - Engaging a new asset stock offering
>>> - Timeline: - The timeline for offerings, (Reg A)
>> B: Regulation S: International Investment Ability
>> C: Regulation CF
>> D: Blockchain Technology
> **Small Issue Securities Advantages**
>> - Lower Fees
>> - Fast deal execution
>> - Free market exposure
>> - Larger investor base
>> - Automated service functions
>> - Liquidity Value Capture
> **Special purpose Vehicle (SPV) for Segregated Invested Assets.**
> **Solvita Homes Acquisition Process**
> **Client Investor Owner Process**
> **Who are our Direct Market Competitors**
>> Equity REITs
>> Private Equity & Hedge Funds
>> New Emerging Market Competition
> **Solvita Homes Innovative Advantage**
> **Solvita Homes Investor Advantages**
>> - Homogeneous alliance with investors Interests
>> - Efficient process for providing appreciating investment value returns to investors
>> - Invest in seasonal destination homes for far less than buying.
>> - Local community involvement investor Base
>> - Reward Early Adopters
>> - Ability to Invest Retirement Funds in properties
>> - True Hedge against Inflation of Invested Capital
>> - Available to Foreign Investors

GO TO MARKET STRATEGY
> **We will deploy the following strategy:**
>> - Target Specific Acquisitions:
>> - Risk Management Analyze
>> - Engage Marketing Partnerships
>> - Leverage & Grow
> **How?**
>> Acquisition Stage
>> Asset Equity & Debt Structure
>> Operational Stage
>> Disposition Stage

MARKETING PLAN
> **Marketing Strategy:**
>> Utilize Existing marketplace of Real Estate professionals
>> Internet Media
> **Domestic & International investor campaign**
> **Strategic Marketing Objectives**
> **Property Offerings Process**
> **A Guide to How Investors Can Participate in Solvita Homes Property Offerings**
>> - Purchasing & Selling
> **Our Growth Projections**

Evolving Market & Our Vision Forward

Solvita Homes is a second home investment opportunity for homeowners wishing to travel to ideal seasonal weather or escape destinations away from their primary residence during part of the year. This could be for an extended vacation, Temporary re-location for corporate housing or for the common snowbird travelers wishing to escape a cold, wet and inclement weather during of winter.   Solvita Homes is characteristically different because we offer actual home ownership for our investors without having deal with acquiring a standard Mortgage, Insurance or deal with regular maintenance, upkeep or even cleaning. Nor are we a home or vacation rental company. Further, we are also NOT a vacation time share company. We are a real home ownership model which captures the inefficiency of periodic or seasonal occupancy of destination homes for seasonal or periodic destination travelers.

The core of this model utilized private placement stock ownership of our homes. Traditionally the structure of this model previously characteristically has been called fractionalized shares and has been around for decades and is a well-practiced and efficient model for shared ownership participation. However, **Fractionalize Shares offer little or no transactional liquidity** for owners. We are upping the game by utilizing real stock ownership shares that **also offer tradable liquidity** for our investors and owners. If you are a buyer of one our homes, you can hold, transfer or sell your shares easily via our online portal.

Offering real ownership and tradable liquidity to our investors is a key advantage in our model. We can eliminate the inefficient and costly traditional hassles of real ownership including finding a mortgage, purchasing home insurance, conducting home repairs, maintenance and of course cleaning. This is a cost effective, efficient and easy for owners. This new model is a massive game changer in the home ownership arena.

Mission Statement

Our Mission and goal is to provide the American & International home buyers a new & never previously available ability to invest directly in home ownership via an internet portal using a new and efficient transaction of homes using actual stock ownership shares purchased for single family homes as a second home destination.

We will accomplish this by seeking ideal homes in locations primarily utilized for Snowbird, Ideal Vacation Destinations and corporate relocation housing opportunities for our home investment buyers. Further, by utilizing out investment portal will efficiently offer transactional liquidity for our clients to purchase stock shares in these homes or sell ownership shares in our managed homes. With our model, Real home ownership can be as easy and efficient as a few mouse clicks on your computer.

DESCRIPTION OF BUSINESS

Solvita Homes intends to underwrite and issue purchasable stock on single family homes in areas sought after by snowbird travelers, international travelers, and corporate relocation destinations for our investors and clients. We intend to utilize these opportunities using new updated SEC Regulations which allow us to underwrite and issue real stock ownership shares on residential real estate properties throughout the USA and American territories. Solvita Homes is primarily structured as a real estate management company. Our current business entity is organized as a C - Corp formed to originate, invest in and manage a diversified portfolio of residential real estate properties throughout the USA and American territories.

Who is Solvita Homes?

Solvita Homes is a new class of real estate companies which takes advantage of new abilities in the equity capital finance arena. We are using this new online investment model & technology platform which is available to all Accredited, non-Accredited, institutional, and international investors. Further, we intend to register to offer & issue ownership stock shares in our properties, using our own digital investment portal for securitized offerings in this new and quickly expanding marketplace.

American real estate is one of the best performing investment opportunities for investors who would like to diversify assets in their investment portfolios and gain the value advantage of appreciation and dividend income gains, while also hedging their capital against economic inflation or for foreign investors, to protect capital from home-county volatility or simply wishing to avoid the daily volatile nature of the stock market.

Online investment portals have made it very efficient and easy for common non-accredited investors to include individualized real estate property stock share investments in their portfolio. We can now provide accredited and non-accredited investors the opportunity to benefit from a diversified array of commercial and residential real estate properties to invest in. Further, we now have the structural ability to revolutionize and disrupt the traditional investor syndication model.

Issuing Stock Shares on a Residential Home - (*Wait – What?)*

Despite what many might think, this is not a new concept or practice. In practice, it has traditionally been called fractional shares on tangible assets. The disadvantage of this practice is there have never been any transactional liquidity available for these shares. That means investors are locked up for sometimes long periods of time adding more risk to any offered shares. Thus, investors often will choose other more liquid investment opportunities instead. Achieving transactional liquidity has long been a high sought after "**Holy Grail**" **of real estate.** Consider how much time it normally takes to purchase House? It can take months and be very expensive. Often the market can and does change very rapidly which adds additional risk to the equation of investing in real estate.

Small Issue Stock Advantages:

Today we can solve the transactional liquidity problem on small issue stock shares via using an ATS, (*Alternative Trading System*). Therefore, using issued stock on smaller real estate assets and offering trading ability offers a unique and advantageous ability for investors. Now Investors can purchase ownership shares in real estate assets, and when they desire are able to openly sell those shares using a secondary market (ATS). Small issue private placement of stock, weather used in a traditional fractional share or used in a common syndication model, is very large and growing larger. In fact, in the past decade direct private placement of investor shares has grown from an estimated 30 billion in invested capital to and estimated over 200 billion as of 2020. It should also be noted that the vast majority of these private placement capital offers little if any transactional liquidity.



2015 Direct Private Capital Investment Market: 75 Billion
2010 Direct Private Capital Investment Market: $30 Billion
2020 Direct Private Capital Investment $200 Billion
$75 Billion
$30B
Source: Preqin June 2021

The market for small issue offerings is enormous & growing

Small issue stock securities, offer a new and exciting opportunity in the investment world. There are many key advantages over traditional platforms. Including the following:

1) **Lower Fees**—Many fees associated with financial transactions are derived from payments owed to middlemen (*bankers, etc.).* Small Issue Stocks Securities (**SISS**) remove the need for most bankers which reduces fees & costs. These (SISS) underwritings will reduce the complexity, cost and paperwork with managing securities

2) **Fast deal execution**—The more people involved in a deal, the longer it usually takes to execute. (SISS) remove middlemen from investment transactions, enabling an accelerated timeline for issuers to successfully offer their security. Additionally, immediate trade settlement on the secondary market for Security Tokens will be an attractive advantage for issuers & investors too.

3) **Wide market exposure**—Most investment transactions lack exposure to a global investor base. For example, it is hard for investors in Asia to invest in private US companies or real estate. With (SISS), asset owners simply market their deals to anyone with an internet connection via our Portal and marketing partners. This internet market exposure should lead to a significant change in asset valuations since any asset that is not exposed to a free market is more susceptible to be mispriced.

4) **Larger investor base**—When asset owners can present deals to anyone with an internet connection, the potential investor base is dramatically increased. For example, would you

rather show your investment opportunity to only US accredited investors & institutions or every potential qualified investor in the world? Competition is healthy and a long-term good for investors and offerings.

5) **Automated service functions**—Lawyers are less middlemen and more service providers in most transactions. With SISS, issuers will begin to use standardized smart contracts to automate the service provider function through software. This doesn't mean that lawyers will disappear, but rather that their role will be more advisory based.

6) **Liquidity Value Capture** —In private markets liquidity is a key issue in asset valuation and can significantly affect pricing. **Liquidity discounts can reach up to 50 percent of estimated fundamental value**. Studies generally assess large discounts (**25%-50%)** for illiquid assets. Discounts can be estimated by looking at how the market prices illiquid assets, such as large commercial properties. Large Commercial Properties can take months & even years to transact. Providing transactional liquidity for these assets fundamentally increase the marketability and valuation amounts.

Illiquidity and Marketability Over Time Valuation of Discounted Value



Special purpose Vehicle (SPV) for Segregated Invested Assets.
We intend to deploy an often-overlooked financial mechanism that we believe is a perfect fit in our model for the management and segregation of individual assets. We do not intend to offer investors a traditional diversified Pool of assets to invest in. Instead, we intend to offer individual & segregated assets (*SFR Homes*) for investment. It is an asset classification that is intended to benefit both our business model and interests of our investors. We will offer this using the asset management tools referred to as SPV's for properties.

An SPV is a type of segregated asset account utilized to hold traditionally illiquid assets such as real estate investments. With Solvita Homes, these investment vehicles also function to keep segregated invested assets that investors are exclusively interested in, unconglomerated in a pool of assets as opposed to a more traditional fund practice. **This is**

a distinguishing characteristic of Solvita Homes model as opposed to other models.
Once a property is placed a SPV account, only the invested participants in the asset are entitled to the investment returns from it. Once a SPV's is considered complete and closed to new investment, the pocket account cannot accept any further investment, which would dilute investors share value. At that point, only the participating investors (*Stockholders in the SPV)* will receive proceeds of the asset's returns when realized.

SPV's are not a new invention. Traditionally, their purpose is to separate illiquid, hard-to-value assets from liquid assets. SPV's are intended to protect the interests of current shareholders in such private investments in several respects, including potential dilution of investments. Under the SPV's mechanism, when an "SPV" eligible investment is made, only the investors that have invested in the Asset at that time may participate in the benefits and asset value appreciation of that investment.   Participating investors can redeem this portion of their capital investment in the asset when their stock holding is sold and liquidated at current market value. This prevents the interests of the original investors from being diluted by subsequent investors who will not have shared in the risk of the investment, which will be valued at fair NAV, (most often will be cost + acquisition fee's) until the investment is realized. No incentive compensation is collected on such investments until the investment is realized, which aligns the manager's compensation with such realization event. Correspondingly, it is appropriate that Solvita Homes itself is also aligned with investors interests by being directly invested in assets in what is traditionally referred to as "Pari Passu" or incentivized equal footing for invested performance & compensation. This provides an incentivized mutual interest, in order to capitalize on these investments for subsequent compelling opportunities.

As investments mature & reach liquidation events, accordingly, investors will obtain additional liquidity from these investments "rolling off" and thus proceeds are removed from the SPV and placed back into the investor's accounts for re-investment or withdrawal. Although some of these SPV's may have brief life spans, the average life will generally be in the one-to-ten-year range. This new class of shares will usually be subject to management fees which are consistent with the offering terms of invested assets and with Solvita Homes operational strategy. At the end of term for invested SFR assets, Investors will be offered first right of refusal to purchase 100% of outstanding invested shares and retain full ownership and control of invested assets and Solvita Homes as an asset manager will fully exit.   If no participating investors wish to fully acquire the home, the property will be sold in the open market to the highest bidder whereas all appreciated value gains will then be apportioned and distributed to stockholders from the liquidated asset.

Typically, SPV's are organized to allow the funds to hold investments being locked up in SPV's, meaning liquidation of invested value is not allowed during the period term of the investment. However, as each of Solvita Homess investments will be securitized via stock shares, this presents a unique and advantageous opportunity to evolve this traditional model. If an SPV's for an SFR investment is fully invested & closed to new investors, we believe the stock shares trading advantage of approved ATS exchanges can now also allow limited transactional trading of held stock shares within the SPV so long as the outstanding shares remains fixed. Meaning so long as the overall NAV of the investment remains undiluted, we can offer transactional trading of invested share value providing SPV's limited transactional liquidity. Therefore, a shareholder's participation in Investments will not exceed a certain limit, usually expressed as a percentage of the sum of the share NAV of such shareholder's shares and original plus any appreciated market value. Which in all cases is calculated at the time of each new investment? If a shareholder's investment equals the shares limit, such shareholder will not participate in liquidation or acquisition of any additional shares in that SPV investment. Any newly made available shares will be allocated among the other shareholders of the asset pro rata based on the net asset value of their shares until such shareholder's investment

participation is no longer at the specified limit. Accordingly, different shareholders may have different percentage interests in, and may participate in, different SPV investments all being exogenous of each other.

For purposes of calculating the management fees, shares are valued at original value, as adjusted by the Administrator in the event the manager determines that there has been an impairment or improvement in value, or a significant change that alters the value of the investment according to the valuation criteria. Shares will have an initial aggregate net asset value equal to the fair value of the investment plus any accrued amounts for follow-on investments or apricated value which is an additional investment in the same or similar investment for which the SPV's was established, (*for example a newly renovated home will have a higher NAV than an unrenovated asset*) or additional expenses, each as determined by the manager/administrator at the time the investment is established (*the "Original Value"*). Further, any appreciate NAV that has a material value impact on invested Share value will be via an independence appraisal conducted on the behest of Solvita Homes management. In addition, if a stockholder liquidates all or substantially all of their shareholdings, proceeds with respect to such redemption may be reserved or held back to pay for the management fee expected to be earned over the life of the special investments. Any unearned portion of the management fee for which such reserve or holdback was made will be paid to the shareholders at final realization to their accounts. If a shareholder has otherwise redeemed from the SPV an investment (or is owed outstanding redemption proceeds due to a liquidation request), such shareholder will receive his or her interest in the realized or deemed realized shares, net of the accrued management fees, if any.

SPV's allows investors to participate in private and less liquid investments in a way that is intended to be beneficial as well as fair and equitable to all investors. A SPV's not only eliminates the potential unfairness associated with future dilution. It also enables managers to offer more efficient and cost-effective offerings because the SPV's investments will not impact unforeseen redemption pressures. The comings and goings of individual investors will not force premature sales of portions of the SPV's investments. Also, large-scale withdrawal pressures would not require managers to make the Faustian choice of either redemptions in-kind or over-concentrating the remaining investors with less liquid investments.

Solvita Homes Acquisition Process

Solvita Homes engages a considerable process to find ideal homes that our investors are interested in buying as a seasonal or destination home. This includes understanding what our client home buyers and investors want. Our Home buyer and stock share investors are looking for an enjoyable place and space be for a variable period. We are not seeking homes primarily as a vacation location but more a seasonal or extended occupancy location. This will typically be in the sunbelt and more tropical locations such as Hawaii, Florida, Arizona, the Caribbean or other demographically suitable locations to spend a winter or extended get away from seasonally colder regions.

Including an effective, efficient, and easy process for purchasing shares in our homes is an important key element that we are proud to offer our clients. The process includes many steps that check the security and valid ID of our investors and make substantial efforts to prevent any bad actors from participating.   First, let's take a review of our acquisition process. This Diagram below reviews the basic 4 steps in with Finding, Acquiring, Underwriting, & Presenting offers for our investors.



Step 1
Contract Acquisitions for New Offerings
Acquisition
Due Diligence
Step 2
Due Diligence of Prospective Offerings
Offering Posted
Step 3
Post Offering to Portal. Opens for Investment.
Complete Offering
Step 4
Sold Out, Offering Closes, Ongoing Management Engages.
Offering Open
For Purchase
Fixed Time Offering

Purchasing Owner investment Process

When Solvita Homes acquires a new home for investment, we prepare the property for occupancy and post the investment stock offering for new owners to purchase shares of the property. This entails cleaning and updating the property and generally getting it ready for new owners. When our underwriting process is complete, and we have received regulatory approval, we will then post the offering to our portal for investors to review and invest in as is reviewed in this adjacent graphic.

Our process is very simple and easy to navigate. Everything necessary for purchasing ownership Shares, is completed via our investment portal.



SOLVITA HOMES
Search Inventory
Shop homes in our inventory and make a selection or bring homes from outside for us to add to the platform
Identify Your Home
Once you've pinpointed the home you'd like to own, decide how many days you want to occupy it each year.
Invest Now
Review Investor Documents
Now its time to read about how easy it is to buy ownership in real estate using stock as your instrument. Solvita has revolutionized fractional ownership.
Pick your days & eSign your docs
At this point go to the property calendar and select the days you would like to own. Once selected request documents for e-signature.
SOLVITA HOMES
Buy your Shares
That's it! You simply buy the shares online to procure your ownership in the property you desire right from your home or office. You will have access to the property starting on your first day of your scheduled ownership.
Start Making Lasting Memories
It's never been easier to give the ones you love the opportunity to enjoy special time together.

Who are our Direct Market Competitors?

Let's look at 3 traditional direct competitors to the Reg A+ investor population and their valuations. These being: 1) Currently Established Brokers, 2) Traditional private equity funds, and 3) Hedge funds and lastly, 4) New alternative market competitors.

Equity REITs: (90% of the overall REIT market)

✓ The real estate investment marketplace is changing around the world because of the widespread adoption of REIT's in more than 30 countries. These are both exchange traded REIT funds and private REIT Funds.
   o Exchange traded REIT funds are <u>expensive</u> costing up to **15%** of invested funds in Brokerage & exchange trading Fees.
   o Private REIT's are limited to accredited and institutional investors <u>directly</u>.
✓ Domestic funds limit the ability for foreign investors to directly invest on the exchange using ADR's.
✓ As of Aug. 1st, 2020, there were ~200+ REITs listed on the New York Stock Exchange. These REITs have a combined equity market capitalization of an estimated <u>$~1 Trillion</u>.

Equity REITs mostly own and operate income-producing real estate. They increasingly have become real estate operating companies engaged in a wide range of real estate activities, including leasing, maintenance and development of real property & tenant services. One major distinction between Equity REITs and other real estate companies is that a REIT must acquire & develop its properties primarily to operate them as part of its own portfolio rather than to resell them once they are developed.

Private Equity & Hedge Funds

✓ Both hedge funds and private equity funds appeal to high-net-worth individuals & institutions (many require minimum investments of $250,000 or more), traditionally they are structured as limited partnerships and involve paying the managing partners basic management fees plus a large percentage of profits in participation of successful outcomes.
✓ **The aim of a hedge fund is to provide the highest investment returns possible as quickly as possible**. To achieve this goal, hedge fund investments are primarily invested in highly liquid assets, enabling the fund to take profits quickly on one investment and then shift funds into another investment that is more immediately promising. **Hedge funds invest in virtually anything and everything** – individual stocks (including short selling and options), bonds, commodity futures, currencies, arbitrage, derivatives, real property, businesses, venture funds, – whatever the fund manager sees as offering high potential returns in a short period of time. **The focus of hedge funds is on maximum short-term profits**.
✓ Private equity funds more closely resemble venture capital firms in that they invest directly in companies & assets. They frequently use leveraged buyouts to acquire financially distressed companies or commercial real estate. Unlike hedge funds, focused on short-term profits, private equity funds are focused on the longer-term potential of the portfolio of companies or assets they hold an interest in or acquire. Once they acquire or control interest in a company or asset, private equity funds look to improve the company through management changes, streamlining operations or expansion, with the eventual goal of

selling the company for a profit, either privately or through an initial public offering in a stock market. To achieve their aims, private equity funds usually have, in addition to the fund manager, a group of corporate experts who can be assigned to manage the acquired companies. <u>The very nature of their investments requires a long-term focus,</u> looking for profits on investments to mature in a few years rather having the short-term quick profit focus of hedge funds.

✓ <u>Since hedge funds are focused on primarily liquid assets, investors can usually cash out their investments in the fund at any time</u>. In contrast, the long-term focus of private equity funds usually dictates a requirement that investors commit their funds for a minimum period of time, usually at least three to five years, and often from seven to 10 years making them a relatively illiquid investment. **This is a disadvantage to the investor that seeks more transactional liquidity**.

✓ <u>There is also generally a substantial difference in risk level between hedge funds and private equity funds.</u> While both practice risk management by combining higher-risk investments with safer investments, the focus of hedge funds on achieving maximum short-term profits necessarily involves accepting a higher level of risk.

✓ There are hedge funds that fit the classic definition – funds designed to provide protection of capital invested in traditional investments – but that is no longer considered the common practice of these funds.

   o **New Emerging Market Competition:**

In the approximately 12 months leading to today there has been a sudden stampede of new entrants in this new market capacity. Many are focused on operational functionality of this new investment environment however many including the following list are expected to be direct and indirect competitors to this space they include:

Pacaso	Pacaso purchases luxury and ultra-luxury vacation homes for the very wealthy and subsequently sells participating ownership shares to buyers for a fixed number of days for occupation. (*44 Days Maximum for a 1/8th Ownership share.*)	San Fran, CA
Co-Buy	Co-Buy is more of a Real Estate Broker than investment offering primarily assisting home buyers to arrange funding with co-buyers for the intended home purchase.	Seattle, WA

Solvita Homes Innovative Advantage

We offer a new, cost-effective strategically advantageous model solving the inefficiencies of purchasing a second vacation home ownership without the traditional hassles.

In summary, here are our distinct advantages over other industry competitors:
   1) Buyers can quickly and efficiently purchase homes within minutes.
   2) Easy and fast access to all direct investment offerings.
   3) Relatively low cost and efficient direct home ownership for seasonal travelers.
   4) Own real stock shares with participating net asset value gains on your investment.
   5) Real transactional liquidity for ownership shares.

6) Minimal risk of share dilution of value for investors.
7) Real home ownership in multiple locations.
8) Available for international direct investment.
9) Occupancy time of home is variable & dependent on how many shares you purchase.
10) Zero out of pocket maintenance costs or efforts. *We take care of everything for you*.
11) Zero Mortgage payments.
12) No home insurance costs dues.
13) Zero need for home décor. Invested homes are 100% turnkey.
14) Normal & regular home cleaning available for occupants.
15) Real Ownership - is not renting. Your investment gains appreciated value the longer you hold stock and retain ownership. As the home gains value so does your ownership shares.
16) You can sell your stock shares at any time via the trading portal into the marketplace.
17) You can finance your purchase with low equity cost of ownership.
18) You can choose from several ideal locations to purchase home ownership shares.

Solvita Homes Investor Advantages

The new Reg A+ and Reg CF Securities offerings is a new kind of opportunity that industry advocates describe as a new democratization of investing. Indeed, the new Reg A+/ CF Equity platform opens vast new possibilities and takes advantage of technology platforms to deliver more efficient structures and enables added value to the investor via these new platform efficiencies.

1) Homogeneous alliance with investors interests
Our Portal allows all investors to invest in real estate our properties. Solvita Homes. utilizes this by offering advantageous offerings for investors, spreading out ownership of our properties and making then available to anyone that wishes to participate. Solvita Homes also intends to employ what is referred to as "Pari Passu" on our offerings. This means we are also jointly invested in these offerings to some level of degree along with our investors. This should be viewed as a sign of confidence in the offering as we are "In parallel to" & in alliance with our investor's interests.

2) Efficient process for providing appreciating investment value returns to investors.
Issuing a Securities offering on our homes allows Solvita Homes. to efficiently and cost effectively offer advantageous investments to all investors interested in investing in our offerings.   We tap into interested and engaged investors by bringing investors online & out of the traditional trading exchanges cutting out the middleman increasing yield values.

3) **Open to all investors interested in purchasing high quality homes for seasonal travelers.**
With Solvita Homes it is possible for non-accredited investors to invest and participate high value real estate property without a very large capital obligation. The gates are now open to a new road of possibilities for non-accredited individuals to invest in home property offerings.

4) Invest in seasonal destination homes for far less than buying.
People looking to invest in properties using Solvita Homes offerings enjoy the ability to find a home they want to live in for part of the year with vastly less cost than outright buying a home. This saves shopping for a new seasonal home, finding a mortgage lender, getting a

new mortgage, obtaining home insurance, contracting property maintenance companies for taking care of the home while away, paying the property Insurance costs, etc. Solvita Homes is not a time share company. Solvita is a home ownership option for seasonal and destination owners. The home properties we offer for investment are expected to deliver a positive return on investment for our buyers and investors.

5) Local community involvement investor Base.
By also inviting our local community investors to participate in our offerings, we can help turn users into local business home purchasers to be evangelists. Research shows that customers who have a vested interest in the future of a business & local Community are more likely to recommend that company to others and increase the amount they invest with the company.

6) Reward Early Adopters
New Homes buyers and investors that engage new offerings have an opportunity are entering a growth stage which often has a large part of investment success to their early adopters. By purchasing a property our buyer / Investors get to <u>share in that success of that property</u>**.** Offering investors & customers, have a financial stake reward, early adopters can participate Solvita Homes growth & development.

7) **Ability to Invest Retirement Funds properties**
Investors including non-accredited investors can invest retirement account funds through your IRA or other tax-deferred retirement account. There is an estimated 14 trillion in retirement funds invested in retirement accounts in the US domestic markets. We seek to give investors additional options in allocating those funds into cost advantaged investment options. Retirement funds used to purchase Solvita Homes offerings shares are fully transferable to hold in IRA and qualified accounts.

8) True Hedge against Inflation of Invested Capital:
In comparison to the market today, few can hedge against skyrocketing inflation as well as investing in real estate. Real Estate investments are genuinely a traditional arena to hedge investment risk against economic inflation. Why not invest in a real estate Asset that you can own, and trade directly but also live for seasonal periods or ideal locations. Real Estate is perhaps the best protection against loss of real value eaten away by inflation. Giving investors the invest smaller amounts of money & building their asset holdings provide a real value option to the smaller non-accredited investor.

9) Available to Foreign Investors:
We have arranged to make our properties available to foreign investors interested in placing investable capital in our Homes. There are thousands of international travelers that come the USA every Winter to live and enjoy our southern warm seasons away from colder regions in other parts of the world.

International capital has increasingly flowed into U.S. real estate assets and will continue to increase for the foreseeable future. Global economic and political uncertainty drives capital to a "safe haven". The U.S. property market is the most stable and transparent in the world, making it an obvious choice. In 2017 & 2018 capital inflows proved record breaking from previous years. In fact, according to Prequin Q1Q2 report 2018, foreign capital inflows are 8% above 2017 levels. Among members of the Association of Foreign Investors in Real Estate (AFIRE), investment is expected to reach record increases in investment in the United States

in the coming years. We see this as an attractive advantage in building our investment base and delivering attractive returns to our investors.

GO TO MARKET STRATEGY

The Solvita Homes team have the necessary tools & most importantly the knowledge very few others must capture and deploy new property offerings to investors. We are a company composed of very seasoned real estate & investment professionals as opposed to unseasoned, unknowledgeable technology developers who can build a web page but don't understand the intricacies of the investor property market. We feel our market experience and professional background are key factors in achieving our goals. There are many business dreamers out there that understand this model and are striving to capture a place in this new realm by building a new web page, however they are often technology developers that do not understand the underlying dynamics and well-practiced methods of being able to resource, find, analyze and execute on market advantaged investable real estate assets. For example, in every major metropolitan market in the US 80% of completed deals are never advertised or marketed. Thus, simply looking at the online commercial real estate pages, will not produce enviable results for investors. To successfully develop and implement this modernized syndication platform with a successful go to market strategy generating revenue and enviable results for investors, requires more than the ability to build a webpage or understand technological. Recently Zillow, a well-known technology company demonstrated this by posting 2+ Billion in Losses generated from attempting a fix & flip model without key market metric included in their go to market strategy. We assert this is a knowledge set we have gained from decades of experience in the marketplace.

We will deploy the following strategy:

1) **Target Specific Acquisitions**:
We seek strategically locate advantaged properties in sought after destinations nationally, which are well positioned to benefit from a seasonal occupant investor cliental base. This is a very specific demographic and a strategically deployed offering.   Our investment acquisition objectives will have substantial discretion with respect to due diligence and the selection of specific investments as well as the purchase and sale of assets. Our investment board will review our investment guidelines quarterly & annually to determine whether our investment guidelines continue to be in the best interests of our property stockholders. Further, we also expect to hold properties for a certain term period, at the completion of, we will offer a complete buy out and liquidation of these assets and re invest in new advantageous properties.

2) **Risk Management.**
 Our Investment Strategy is an aggregation of generalized market approaches.   Simply put, we formulize an investment strategy using proprietary financial and economic algorithmic modeling with our securities offerings in conjunction with overall real estate market. Further, we intend to aggregate variance modeling into our acquisitions hold terms and disposition models. In other words, we seek to acquire properties in locations which our demographic and value appreciation algorithm directs us for the purpose of a set hold term period and subsequent disposition of asset to maximize investors & stockholders achieving above average market ROI. In doing this, we intend to use various

mathematical variance calculations including VaR (Value at Risk), algorithmic predictions to track our investment appreciation values. We will use these modeling calculations both for our own asset management objectives and for investor value reporting so clients and stockholders and can make informed and intelligent decisions on holding or liquidating their stock Share holdings.

3) **Engage Marketing Partnerships:**
With this objective, we also intend to raise substantially all proceeds necessary including the leverage to originate & acquire assets. We will selectively leverage, & syndicate the equity portions using our digital marketing partners including Equity St. Capital. We will do this for each individual property to create and maintain a diverse portfolio of investment offerings for investors.

4) **Leverage & Grow:**
We expect to selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our acquisitions. This is an advantageous practice particularly in our current favorable market rate conditions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of assets, we expect will be between 40%-60% of the greater cost (*before deducting depreciation or other non-cash reserves*) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (*that will also result in greater leverage of the interim portfolio*) in order to quickly build a portfolio of acquired offerings. We will seek to secure and conservatively structured leverage that is long-term, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent higher leverage levels is employed, it may come either in the form of institutional sponsored or other long-term, non-recourse, non-mark-to-market financing. Our acquisition manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy not to borrow more than 75% LTC of the greater of cost (*before deducting depreciation or other non-cash reserves*) or fair market value of our assets. We cannot exceed the leverage limit of this policy unless any excess in borrowing over such level is approved by our manager's investment board.

How will we achieve this?

We have built a quantitative metrics and analysis system designed to assist in our evaluation of investment decisions. This, however, is intended to assist the decision-making process only. We believe the human based calculation is also a necessary factor in evaluations that an analytic calculation model cannot incorporate.   Our manager & sponsor in conjunction with our investment board, will have the authority to make all the decisions regarding our investments consistent with the investment guidelines and policies approved by our manager's investment board and subject to the limitations in our operating agreement and subsequent investment offerings by the direction and oversight of our acquisition management.

Our portfolio managers will focus on acquisitions of ideal prospective properties selected for purchasing and inclusion into our stock purchase offerings. We will source our investments from new, existing, and former investment partners, third party intermediaries, competitors looking to share risk as well as lending departments of major financial institutions. In selecting properties to offer investors, our acquisition managers will utilize our established investment

and underwriting process, which focuses on ensuring that each prospective property is being evaluated appropriately. The criteria that our manager will consider when evaluating prospective acquisitions include:

- ✓ Macroeconomic conditions that may influence operating performance over the hold term.
- ✓ Real estate market factors which influence real estate lending and/or economic performance of the underlying property.
- ✓ Fundamental analysis of the prospective property performance, including ownership participants, off season or scheduled lease terms, zoning, operation & maintenance costs and the asset's overall performance in its geographic market.
- ✓ The operating costs and financial condition of the property and opportunity of off-season contract leases.
- ✓ Real estate and location employment market conditions affecting the underlying
    - ▪ real estate stability conditions.
- ✓ The operational cash flow in place and projected to be in place over the term of the hold period.
- ✓ The appropriateness of estimated costs and timing associated with capital & developmental improvements of the property.
- ✓ An evaluation of the investment opportunity, relative to its full-term value.
    - ▪ and the ability to liquidate an investment through an eventual sale.
- ✓ Review of third-party reports, including appraisals, engineering and environmental reports;
- ✓ Physical inspections of real estate asset and analysis of markets.

If a potential property acquisition meets our metrics and analysis review, then it's presented to our management team for review and consideration. If our manager approves, it is presented to our investment board to review and approve before completion as an acquisition and subsequent offering to investors. Our manager will review the proposed transaction structure, including acquisition criteria, prospective ROI, NOI, and other critical metrics involved. Our acquisition manager & review team will evaluate the asset's position within the overall market opportunity and its prospective duration to disposition term. Our acquisition manager & team will further analyze each potential investment's risk & return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of our offering standards before presenting the offering to new shareholders and owners.

Acquisition Stage

We intend to seek advantageous acquisitions of properties to offer our investors to buy ownership shares in. In addition, we intend to complete a full due diligence effort to ascertain acceptable properties for our investors. These are expected to be in the upper 30% of all home properties and are not fix & flips, but rather a “Clean & Shine” & then offer to investors for purchasing ownership shares in. In most circumstances, this effort will require some design, clean up and modeling before being available for investor offerings and shares purchase can begin. As this is already calculated to be included into our acquisition pro-forma, this is an included expense to be recovered in the final strategic plan.

Asset Equity & Debt Structure

Traditionally, deal structure has been a conglomeration of debt and equity with sometimes a syndicated investor participation structure involved. Our model utilizes several of these existing structures but also captures our new market abilities for our stock shares offerings to make available preferred and common ownership shares along with our ATS exchange providing transactional liquidity.

<u>Here is a simple graphical example</u>:


SOLVITA HOMES
Solvita Home - Parallel Participation
Stock Offering Ownership Shares
Solvita Stock Ownership Shares
Leverage Capital with Common Shares Offerings
Solvita Underlying Debt Structure
10%
30%
60%
Invested percentages will vary per offering

Solvita Homes offering structures are exclusively designed for customer ownership participation. As the metrics for acquisitions dictates, our debt or equity participation can and will be partitioned for investors using a preferred and common shares structure as allowed under the SEC regulatory statues. It may be to our structural advantage to offer both an invested debt and equity structure whereas the secured leverage position is completely capitalized from other non-lien positions. Preferred equity shares will still be structured as variable percentages, appropriate to each property offerings. Solvita Homes may participate in these structures as a “Pari Passu” participation with investors and in accordance with our

abilities may or may not hold a vested positions in each offering deal. The amount & size of each position is expected to vary for each property offering but should not be utilized as measurement of market viability for investor interests.

Operational Stage

Solvita Homes operational functions will be 24/7/365 operations, primarily through our portal/web access. We expect through our website portal investors will be able to schedule necessary maintenance, home cleaning, or other inquires. These duties will likely be parceled out to other third-party contractors and may not be undertaken directly by Solvita management. Our normal office business operations will occur on a normal business hours platform in the efforts to manage, update, build, expand and acquire and investments for our clients and investors. This will be performed by our technology and administrational operations. Management with be an ongoing process of daily operational engagement function including property management, portfolio assessment, market risk assessment and adjustment, ongoing economic and market position analysis and quantitative calculations for held assets and future acquisition assessments.

Further, our management and executive officers, will review and monitor properties and other associated function in the interest of proper ongoing management and protection of property with each asset. In addition, we will seek to diversify our portfolio of assets to avoid undue geographic concentrations as may be necessary.

Disposition Stage

The period that we will hold a property within our held offerings will vary depending upon the unique characteristics of that property and location opportunity. Our manager will adhere to a well-defined exit strategy for each investment & offering we make. This timeline will primarily be borne out of our initial quantitative metrics analysis structure. Our manager will continually perform an "Acquire-Hold-Sell" analysis on each asset to determine the optimal time to hold the asset and generate a strong return to our shareholders & owners. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period, if we believe that market conditions have maximized its value to our Owner Shareholders, or the sale of the asset would otherwise be in our best interests as a market risk control. At the end of any disposition event the investment returns will be made available to our investors in conjunction to the schedule of liquidity disbursement and stock liquidation of holdings events. If a Shareholder in any particular property wishes to purchase 100% outstanding shares on any held property being divested, those Shares will be offered at a full market value plus any appropriate discounted assessment which does not incur any material value dilution to other shareholders, first as a first right of refusal. We believe this to be an added value incentive benefit to our clients and shareholders.

MARKETING PLAN

Marketing is one of, if not the most important aspects of our business success. The strategically enabled abilities Solvita Homes deploys via our investment portal to purchase

ownership securities in our property offerings are keystone functions of our business plan. Using the new regulatory structures, and the ability for solicitation of all investors which includes advertisements published in newspapers and magazines, public websites, communications broadcasted over television and radio, and seminars where attendees have been invited by general solicitation or general advertising is now permitted. We fully intend to utilize this marketing ability to its full extent of our offering Notices. This marketing ability is approved by the SEC and provides us the unlimited abilities to open advertise, & freely market our offerings to not only traditional accredited investors but a more broadly free market of domestically non-accredited investors and using Regulation "S" even international investors. This is a major advantage and a key function of our model.

Marketing Strategy:

Utilize Existing marketplace of Real Estate professionals & incentivize them to participate.

There is a vast network of existing and experienced professionals ready & willing to assist in the procurement and growth of this platform if they are offered a rewarding stake in the procurement and results. Instead of building a network from scratch – it's far better to utilize the already existing network of professionals. Additionally, this network is already procuring and assisting in the acquisition of 80% of all deals already. Pure intelligence would suggest utilizing that market which we intend to do.

Internet Media

Today's internet media is a strong and effective method of reaching a massive audience of viewer Mediums. However, it is also a very costly & time-consuming endeavor to build and grow completely ground up client & investors network. It is more cost effective and faster to market to utilize already existing marketing platforms and simultaneously build a loyal investors base interested in our opportunities. It would be intelligent to utilize these marketing avenues as best possible in leveraging an affordable and efficient media audience of investors. Some of these available platforms include Facebook (*Meta*), Instagram, Twitter, YouTube & others. As our brand name and investment opportunities become funded and engaged, we expect we also will homogeneously build an investor client base for ongoing & future opportunities thus eliminating the cost & time intensive need for a ground up strategy. An effective internet marketing campaign can deliver:

- ✓ Cost effective of marketing views and engagements for each offering.
- ✓ Increased brand awareness & reach.
- ✓ Increasing investor conversion rate – turning visitors into investors.
- ✓ Growth of repeat investors & amounts.
- ✓ increasing account registrations & amounts invested.
- ✓ Broad scale and reach to both a domestic & international reachable network of investors.

Domestic & International investor campaign:

1) Search Engine Optimization (SEO) -There's' no better way to get free advertising online than SEO's

2) Video Marketing, Including outsourced video creation and inhouse pod-cast style broadcasts.
3) Leverage existing crowdfunding sites for expanded views of offerings.
4) Traditional forms of advertising and media
   ✓ Site Banners & Billboards
   ✓ Radio & TV Adds
   ✓ Sponsored events

Strategic Marketing Objectives

Our strategic marketing objectives must be in concert with our investment offerings. They are absolutely linked. As we increase our acquisitions and offerings our marketing campaigns will promote each individual offering as they come online. The process is as follows:
1) Acquisition of investable Property
2) Due diligence on Contracted Property, Including:
   ✓ Metric analysis, Demographic profile & Growth & risk analysis.
3) Offering posting to Investment portal and other Investment Portal sites
4) Close deal & execute offering plan for investors.

Our Growth Projections:

Our growth will be closely tied to and in parallel with the growth of newly acquired advantageous homes and new investors interested in investing in them. Although our industry is, at its core, a well-practiced rather traditional business model, it is also a dynamic shift in mechanical functionality that promises to dramatically advance the growth potential and investor capacity. Our model takes the common practice of purchasing a second home for the seasonal and destination home buyer and merges this with functional digital syndication style opportunity combined with added transactional Liquidity of ownership. The Ability to offer transactional liquidity with Purchase of stock securities is enormous and a clear advantage in our model. This is no less than revolutionary in the individual property Real Estate business and particularly with real home ownership for the seasonal and destination home buyer.

Therefore, we are confident in our projections of a substantial value growth projections in the coming 5-year cycle. In fact. Using this chart below, we fully expect to achieve an annual growth rate of more than 100% y/y in market advancement. The foundation of this 5-year projected plan utilizes both the new stock offering abilities combined with the new trading abilities of transactional liquidity for stock ownership shares which will undoubtedly become more popular and accepted as this market advances.

Projected Revenue Streams:

Solvita Homes will derive revenue for several associated sources of revenue generation. These include, but are not limited to:
   ✓ **Asset Acquisition Fee's**
   ✓ **Disposition Fees**
   ✓ **Management Fees for property operations**
   ✓ **Portal Shares Trading Fees**

- ✓ **Stock discounted liquidation margins**
- ✓ **Value appreciation of owned shares**
- ✓ **Shares Purchase loans**

1) <u>**Asset Acquisition:**</u>

   When Solvita Homes acquires a new home to underwrite and offer to investors it takes a considerable amount of research and due diligence to ascertain the best homes that will be a fit for our offerings.   This is a critical evaluation process as doing this correctly can result in a net beneficial property for our owners and the growth of advantageous offerings to our customers. Conversely, the wrong home acquisition can result in a negative asset that can damage cost additional maintenance efforts and damage our reputation and high-quality offerings to customers.

2) <u>**Dispositions:**</u>

   Selling a Solvita home that has reached its viable term completion, also incurs effort, time, and expenses to liquidate and complete a liquidation event for investors. This effort includes sales commissions, marketing and cleanup efforts and expenses.   Solvita will take a disposition fee from sales proceeds to cover these expenses include amounts to cover the efforts and time to complete the liquidation event.

3) <u>**Property management Fee's**</u>

   Solvita does intend to charge a fee's for property management operations. Most often this function will be deployed to local area property management companies and Solvita will not be directly involved however we also incur expenses in the management for 3rd party contractual services. We Expect this expense will be include in the overall general operational budget.

4) <u>**Portal Shares Trading**</u>.

   Our portal is operational 24/7/365 and we expect there will be trading activities that happen at all times when customers and investors will be buying and selling shares in our homes. We expect this to be a significant portion of out revenue stream income. We also expect to charge a quarterly account management fee for our stockholders based on a flat percentage of the account value.
   Below is a diagramed flow chart of shares trading on the secondary market using an ATS.


SOLVITA HOMES
52.4%
INVEST
SCHEDULE A CALL
Investor Enters Equity St Offering Portal Account. Completes All Security & Investor Validation Checks
Once Validation is Cleared Transaction occurs and details are shown including Price & Shares Transacted
ClearList
Welcome
Transaction & Investor Info is recorded with an Transfer Agent Then Posted to a Cap Table on approved ATS Where Shares are Then Traded.
Lock Up Period
On ATS Investor Dashboard Make Shares Offers & View Bids. ATS Matching Engine will Execute Trades.
When lock up expires – Shares able to be freely traded on ATS Secondary Exchange Market
Executed Trades on ATS are reported to Cap Table in Real Time. Position Status can be viewed in Investor portfolio

5) **<u>Stock Liquidation fee's</u>**

One of the most important aspects to our model is providing the ability for our investors to have liquidity for our tradable shares in homes. This is conducted through our portal ATS and offers liquidity to our investors. However, there is no instantly tradable market available for stock shares. If a customer wishes to sell held stock shares quickly, we expect to be able to offer a discounted market transaction to our customers shares (*Estimated at 25% discount to CMV but may vary*). This means instead of selling their holding at current market, (*for which their may be no immediate buyers available*), Sovita Homes, can offer to purchase these offered shares at a discount to current market value quickly. This discount will be a 25%-35% discount to market offering. While holding these shares we will incur holding costs that will absorb and decrease this margin variance, but we also expect that the discounted offer margin will be sufficient to cover these added costs until shares can be liquidated either at full market value to another purchaser or on the eventual open market liquidation event.

6) **<u>Value appreciation of owned shares</u>**

Over the life of the asset being held by our customers / Investors we expect being a participant in the offering will also in conjunction be a value addition to our holdings. What this is will largely be dependent upon market conditions but also be a quality incentive as in the Pari Passu style to find and offer quality investable homes for our customers.

7) **<u>Shares Purchase Leverage loans</u>**
   We will offer leverage for a portion of the customer purchases of Stock. We expect this to be no different than a brokerage loan for securities in essence. The prospective margins we expect to be an average of 3% for all margin accounts on stock purchase in our offerings. This will be an added revenue stream for Solvita and add value in the total volume of stock purchases for our homes.

Total Revenue Projections.

Collectively all together, we estimate we will be able to achieve 25% to 30% annualized revenue growth. This of course is only a mathematical projection and can not be used as any said affirmation of expected returns. We do Expect there to be a variety of bot controllable and uncontrollable market condition that will have a material impact on our overall consolidated ROI Solvate.

<u>Summary:</u>

In this business plan we have detailed the foundation and the enormous growth opportunity which we are on the cusp of realizing, using the combination of the new Regulation A+ abilities. Further, with the new world opportunity of Securitizing and their use of digital technology, we are on a new horizon that will fundamentally change the dynamics and operational structure of finance and real estate investing.

Solvita Homes intends to be an innovative leader in this new arena now and into the future. We have put together an outstanding combination that both imbodies groundbreaking innovation and is in full partnership with current security laws and abilities to deliver new and advanced capabilities for our clients and investors.

In summary, new Regulation A and CF abilities which includes never before permitted capacities including allowing non-accredited investors to participate in high value offering a with a low investment amounts, the ability to advertise openly providing increased new investor capacity and diversity including the ability to accept a growing international investor population The ability to capture the long time sought after "Holy Grail" of Real Estate being real Transactional Liquidity with a decentralized direct Peer-to-Peer network that provide far less costly transactions and skips traditional middle man cost structures while also providing a secure unbackable and privacy protected permanent ledger record of transactions.

 The combination of all these new abilities and cost efficiencies will produce a very high growth very profitable and extremely inviable new market model which promises to transform the basic dynamics of our Real Estate Private Equity investment industry. We hope you will join our team for an amazing ride into the future.

VERY SINCERELY - THANK YOU.

Appendix A

Notes:

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Solvita Homes Corp
1309 Coffeen Ave., Suite 1200
Sheridan, WY 82801

Ladies and Gentlemen:

The undersigned understands that Solvita Homes Corp, a Wyoming corporation (the "Company"), is offering up to $5,000,000.00 of the Company's Common Shares (the "Securities"), at a price per share of $1.00, in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 21, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time time on December 15, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

1

Securities owned by undersigned reflected on the books and records of the Company and verified and by Prime Trust LLC, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Wyoming, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Equity St. Capital Corp (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Wyoming, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Solvita Homes Corp 1309 Coffeen Ave., Suite 1200, Sheridan, WY 82801 E-mail: cj@equityst.com Attention: Chris J. Favour
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

<center>[SIGNATURE PAGE FOLLOWS]</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Solvita Homes Corp
By_____ Name: Chris J. Favour Title: CEO